Batcher and Zarcone, LLP
                           4190 Bonita Road, Suite 205
                                Bonita, CA 91902
                               Phone 619.475.7882
                                Fax 619.789.6262


May 11, 2005


Mr. Brent Peters, President
High Tide Ventures, Inc.
747 17th Street, Suite 301
West Vancouver,  BC, CANADA  V7V 3T4

Re:               Legal Opinion Pursuant to SEC Form SB-2
                  Registration Statement - High Tide Ventures, Inc.

Dear Mr. Peters:

        At your request, we are rendering this opinion in connection with a proposed sale by 30 individual shareholders (the "Selling Shareholders"), of High Tide Ventures, Inc. (the "Company") of up to 7,650,000 shares of common stock, $0.001 par value (the "Common Stock"). The Selling Shareholders are identified in the Registration Statement on Form SB-2.

         I have examined instruments, documents and records, which we deemed relevant and necessary for the basis of our opinion hereinafter expressed. I have done so in light of Nevada law, including without limitation, the statutory provisions, all applicable provisions of the Nevada constitution and reported judicial decisions interpreting those laws. In such examination, we have assumed the following: (a) the authenticity of original documents and the genuineness of all signatures; (b) the conformity to the originals of all documents submitted to us as copies; and (c) the truth, accuracy and completeness of the information, representations and warranties contained in the records, documents, instruments and certificates we have reviewed.

        Based on such examination and the applicable laws of the State of Nevada, I am of the opinion that 7,650,000 shares of Common Stock to be sold by the Selling Shareholders are, as of May 13, 2005, the effective date of this registration, duly authorized shares of Common Stock which have been legally issued, fully paid and non-assessable.

                                                     Sincerely,
                                                     BATCHER and ZARCONE, LLP



                                                     Karen A. Batcher, Esq.